Exhibit 99.7

PENGROWTH ENERGY TRUST
NOTICE OF CHANGE AND EXTENSION
to
OFFER TO PURCHASE
all outstanding
6.5% CONVERTIBLE EXTENDIBLE UNSECURED SUBORDINATED DEBENTURES
This Notice of Change and Extension relates to the Notice of Change of Control, Offer to Purchase and Issuer Bid Circular dated November 1, 2006 delivered by Pengrowth Energy Trust, and should be read in conjunction with the Notice of Change of Control, Offer to Purchase and Issued Bid Circular.
December 1, 2006

NOTICE OF CHANGE AND EXTENSION
Pengrowth Energy Trust
6.5% Convertible Extendible Unsecured Subordinated Debentures due December 31, 2010
     This Notice of Change and Extension relates to the Notice of Change of Control, Offer to Purchase and Issuer Bid Circular dated November 1, 2006 (collectively the “Issuer Bid Document”), which was issued and delivered by Pengrowth Energy Trust (the “Trust”) in connection with its offer to purchase all of its outstanding 6.5% convertible extendible unsecured subordinated debentures (the “Debentures”) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest on such Debentures up to but excluding the date of acquisition by the Trust (collectively, the “Offer”). Although the Offer was to expire at 5:00 p.m. (Calgary time) on December 6, 2006 (the “Initial Offer Expiration Time”), pursuant to this Notice of Change and Extension, the Trust hereby extends the Offer to expire at 5:00 p.m. (Calgary time) on December 12, 2006 (the “Extended Offer Expiration Time”).
     Except as otherwise set forth in this Notice of Change and Extension, all other terms and conditions of the Offer, remain unchanged and applicable in all respects, and this Notice of Change and Extension should be read in conjunction with the Issuer Bid Document. Debentureholders are urged to consult the Issuer Bid Document for full details of the terms and conditions of the Offer, and information relating to the Trust. Unless otherwise defined herein, the all capitalized terms used in this Notice of Change and Extension shall have the meaning ascribed to it in the Issuer Bid Document.
Reasons for Notice of Change and Extension
     Pursuant to the Offer to Purchase, if before the Initial Offer Expiration Time, a change occurs in the information contained in the Offer to Purchase or the Circular, that would reasonably be expected to affect a Debentureholder to accept or reject the Offer, the Trust will give notice of such change in information to Debentureholders, and provide at least 10 days following such notice, for Debentureholders to decide to tender their Debentures after consideration of such change in information.
Change in Information
     On November 10, 2006, the unaudited interim financial statements for the quarter ended September 30, 2006 were issued and released by the Trust (the “Interim Financials”).
     On November 29, 2006, the Trust announced that it entered into an agreement to acquire Canadian oil and natural gas producing properties and undeveloped lands through the acquisition of four subsidiaries of Burlington Resources Limited, a subsidiary of ConocoPhillips for a purchase price of $1.0375 billion, subject to certain customary adjustments (the “CP Acquisition”). On that same date, the Trust also announced it commenced a marketed offering of approximately 20 million trust units through a syndicate of underwriters led by RBC Capital Markets, whereby the underwriters will have an option exercisable for a period of 30 days from the date of closing, to purchase up to 15% in additional trust units at a price equal to the offering price to cover over-allotment for market stabilization purposes (the “Equity Offering”). The Equity Offering will be made pursuant to Pengrowth’s short form base shelf prospectus dated September 15, 2006, a supplement to which, will be filed with Canadian securities regulatory authorities in all Canadian provinces.

Extension of Offer
     The Initial Offer Expiration Time did not allow for the 10 day minimum period for consideration of this change in information. Therefore this Notice of Change and Extension extends the expiry date of the Offer to the Extended Offer Expiration Time, to accommodate this minimum time requirement.
Additional Information on Offer and Change in Information
     The accompanying written extended offer to purchase dated December 1, 2006 (the “Extended Offer to Purchase), is being delivered to Debentureholders pursuant to the requirements of the Issuer Bid Document and Applicable Securities Legislation and contains additional details on the revised terms and conditions of the Offer as a result of the Extended Offer Expiration Time. Please give this your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.
     Copies of this Notice of Change and Extension and Extended Offer to Purchase, Interim Financials, as well as a material change report dated November 29, 2006 providing full particulars of the CP Acquisition and Equity Offering, the base shelf prospectus and final supplemental prospectus dated November 29, 2006 relating to the Equity Offering, as well as copies of the Issuer Bid Document, may be obtained upon request at no charge from Pengrowth at Investor Relations, at 2900, 240 – 4th Avenue S.W., Calgary, AB T2P 4H4, (403)
233-0224 or 1-800-223-4122 and at Scotia Plaza, 40 King Street West, Suite 3006, Box 106, Toronto, Ontario M5H 3Y2, (416) 362-1748 or
1-888-744-1111. Also, copies are available on SEDAR at www.sedar.com.
     The Board of Directors of Pengrowth Corporation has not made any recommendation with respect to whether Debentureholders should tender their Debentures under the Offer. Each Debentureholder must decide whether to tender their Debentures under the Offer. Debentureholders are urged to evaluate carefully all information in the accompanying Extended Offer and Issuer Bid Document, to consult their own investment, legal, tax and other professional advisors and to make their own decisions whether to tender their Debentures.
DATED at Calgary, Alberta as of December 1, 2006

PENGROWTH ENERGY TRUST, by its administrator, PENGROWTH CORPORATION

“James S. Kinnear”

James S. Kinnear,
Chairman, President and CEO

-ii-

FORWARD-LOOKING STATEMENTS
     The Notice of Change and Extension and Extended Offer to Purchase may contain certain forward-looking information and statements relating but not limited to, strategies of Pengrowth. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “should”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Pengrowth believes the expectations reflected in those forward-looking statements to be reasonable. However, it cannot assure the reader that these expectations will prove to be correct. The reader should not unduly rely on forward-looking statements included in the Notice of Change and Extension and Extended Offer to Purchase. These statements speak only as of the date hereof. Pengrowth undertakes no obligation to publicly update or revise any forward-looking statements. Pengrowth’s actual results could differ materially from those anticipated in such forward-looking statements as a result of the risk factors set forth below:
(i)	volatility in market prices for oil and natural gas;

(ii)	liabilities inherent in our oil and gas operations;

(iii)	uncertainties associated with estimating reserves;

(iv)	competition for, among other things, capital, reserves, undeveloped lands and skilled personnel;

(v)	incorrect assessments of the value of our acquisitions;

(vi)	geological, technical, drilling and processing problems;

(vii)	changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and royalty trusts; and

(viii)	the other factors discussed under “Risk Factors” in Pengrowth’s Renewal Annual Information Form dated March 31, 2006.
     The above list of important factors affecting forward-looking information is not exhaustive, and reference should be made to the other risks discussed in Pengrowth’s filings with Canadian securities regulatory authorities. Pengrowth undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the above list of factors affecting this information.

EXTENDED OFFER TO PURCHASE
To: The Debentureholders
1. The Offer
     Except as otherwise set forth in this Notice of Change and Extension, all other terms and conditions of the Offer, remain unchanged and applicable in all respects. These include, but are not limited to provisions relating to the:
(i)	Principal Amounts of Debentures Subject to Offer;

(ii)	Purchase Price for Debentures;

(iii)	90% Redemption Right;

(iv)	Procedure for Tendering Debentures;

(v)	Withdrawal Rights;

(vi)	Not Accepting the Offer; and

(vii)	Position of the Board of Directors.
Debentureholders are urged to consult the Issuer Bid Document for full details of the terms and conditions of the Offer.
2. Varied terms and conditions of Offer
     (a) Extended Offer Expiration Date and Time
     Pursuant to this Notice of Change and Extension, the Offer will expire at 5:00 p.m. (the “Extended Offer Expiration Time”) (Calgary time) on December 12, 2006 (the “Extended Offer Expiration Date”). A Debentureholder intending to accept the Offer must tender their Debentures to be purchased by the Trust no later than the Extended Offer Expiration Time.
     (b) New Payment Date
     Pursuant to this Notice of Change and Extension, unless the Offer is further extended, at 5:01 p.m. (Calgary time) on the Extended Offer Expiration Date, the Trust will take up all Debentures validly tendered by the Extended Offer Expiration Time, and the Trust will purchase all such Debentures on the Extended Offer Expiration Date (the “New Payment Date”).
     (c) Payment of Interest on Tendered Debentures
     All Debentureholders received from Esprit Energy Trust (the predecessor to Pengrowth under the Debenture Indenture) the semi-annual interest payment on the Debentures due and payable on June 30, 2006. Debentureholders who deposit their Debentures pursuant to the Offer, will receive, included as a portion of the Total Offer Price, a payment from the Trust on account of accrued and unpaid interest on the Debentures from July 1, 2006 to, but excluding the New Payment Date. No interest shall accrue in respect of validly deposited Debentures on or after the Payment Date. The Trust has calculated that such payment will amount to $29.38 per $1,000 principal amount of Debentures.

     (d) Payment for Tendered Debentures
     The Trust shall, on or before 11:00 a.m. (Calgary Time), on the Business Day immediately prior to the Extended Offer Expiration Date, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Debentures to be purchased by the Trust on the Offer Expiration Date, such amount being $99,534,147. Every such deposit shall be irrevocable in respect of properly and validly tendered Debentures.
3. Items Required by Applicable Securities Legislation
     The following items are taken from and unchanged from the Issuer Bid Document, but are required to be included pursuant to the prescribed form requirements of Applicable Securities Legislation for notices of variations and changes to issuer bids.
     (a) Withdrawal Rights
     Except as otherwise provided in this Section 3, all tendered Debentures to the Offer will be irrevocable. Unless otherwise required or permitted by applicable law, any tendered Debentures may be withdrawn by or on behalf of the depositing Debentureholder:
(i)	at any time up to and including the Extended Offer Expiration Time;

(ii)	at any time where the Debentures have not been taken up by the Trust prior to the receipt by the Debenture Trustee of an effective notice of withdrawal in respect of such tendered Debentures;

(iii)	if the Debentures have not been paid for by the Trust on the Payment Date; or

(iv)	at any time before the expiration of 10 days from the date upon which a notice of variation or change concerning the Offer is mailed, delivered, or otherwise properly communicated, but subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities and only if such tendered Debentures have not been taken up by the Trust at the date of the notice.
     For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Debenture Trustee at the place of tender of the relevant Debentures. Any such notice of withdrawal must (i) be delivered pursuant to the book-entry system of CDS, and (ii) specify the principal amount of Debentures to be withdrawn and the name of the registered holder of the Debentures. The withdrawal will take effect upon actual receipt by the Debenture Trustee of the properly completed notice of withdrawal. A withdrawal of Debentures pursuant to the Offer can only be accomplished in accordance with the foregoing procedure.
     All questions as to form and validity (including, without limitation, time of receipt) of notices of withdrawal shall be determined by the Trust in its sole discretion and such determination shall be final and binding. There shall be no duty or obligation on the Trust, the Debenture Trustee or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give such notice.

     Any Debentures properly withdrawn will thereafter be deemed not validly tendered for the purposes of the Offer. However, withdrawn Debentures may be re-tendered at any subsequent time prior to the Extended Offer Expiration Time by again following the procedures described in the section of the Offer to Purchase entitled, “Procedure for Tendering Debentures”.
     If the Trust extends the Offer, is delayed in taking up or paying for the Debentures or is unable to take up or pay for Debentures for any reason, then, without prejudice to the Trust’s other rights under the Offer, the Debenture Trustee may, subject to applicable law, retain on behalf of the Trust all tendered Debentures, and such Debentures may not be withdrawn except to the extent that the Debentureholders are entitled to withdrawal rights as set forth in this Section 3 or pursuant to applicable law.
     (b) Statutory Rights
     Securities legislation of the provinces and territories of Canada provides Canadian Debentureholders with, in addition to any other rights they may have at law, one or more rights for rescission, price revision or to damages if there is a misrepresentation in a circular or notice that is required to be delivered to such holders. However such rights must be exercised by the holder within prescribed time limits. A Debentureholder resident in Canada should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.
     December 1, 2006

PENGROWTH CORPORATION

Per:	“James S. Kinnear”

James S. Kinnear
Chairman, President and CEO

APPROVAL AND CERTIFICATE
December 1, 2006
     The Board of Directors of Pengrowth Corporation has approved the contents of the Offer to Purchase and its accompanying Circular dated November 1, 2006, as well as the contents of the Notice of Change and Extension and Extended Offer to Purchase dated December 1, 2006, and authorized the sending thereof to the Debentureholders of Pengrowth. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, nor does it contain any misrepresentation likely to affect the value or the market price of the Debentures within the meaning of the Securities Act (Québec).
PENGROWTH CORPORATION

“James S. Kinnear”	“Christopher G. Webster”

(signed) James S. Kinnear,	(signed) Christopher G. Webster,
Chairman, President and CEO	Chief Financial Officer
On behalf of the Board of Directors

“Thomas A. Cumming”	“D. Michael G. Stewart”

(signed) Thomas A. Cumming,	(signed) D. Michael G. Stewart,
Director	Director